UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                               CLEAN HARBORS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    184496107
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                                     with a copy to:
     Stephen Feinberg                                Robert G. Minion, Esq.
     450 Park Avenue                                 Lowenstein Sandler PC
     28th Floor                                      65 Livingston Avenue
     New York, New York  10022                       Roseland, New Jersey  07068
     (212) 421-2600                                  (973) 597-2424
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 14, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    184496107
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                                Stephen Feinberg
--------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):  WC
--------------------------------------------------------------------------------
  5)   Check if  Disclosure of  Legal Proceedings is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                        7) Sole Voting Power:            *
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:          *
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:       *
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:     *
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                   2,475,238*
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  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11):     16.5%*
--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions):       IA, IN
--------------------------------------------------------------------------------

* Cerberus CH LLC, a Delaware limited liability company ("Cerberus CH"), is the holder of 16,750 shares of Series C Convertible Preferred Stock, par value $0.01 per share (the "Preferred Shares"), of Clean Harbors, Inc., a Massachusetts corporation (the "Company"). Subject to certain restrictions, the Preferred Shares are convertible at any time on or after the date of issuance of such shares into shares of common stock, par value $0.01 per share (the "Shares"), of the Company. The conversion price of the Preferred Shares is $10.50 per share, subject to certain conversion price adjustments. In addition, Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), is the holder of 132,000 Shares, Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), is the holder of 366,000 Shares, Cerberus Series Two Holdings, LLC, a Delaware limited liability company ("Cerberus Series Two"), is the holder of 170,000 Shares, Cerberus America Series One Holdings, LLC, a Delaware limited liability company ("Cerberus America"), is the holder of 35,000 Shares, and various other private investment funds (the "Funds") hold in the aggregate 177,000 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities held by Cerberus CH, Cerberus, International, Cerberus Series Two, Cerberus America and the Funds. Thus, as of May 14, 2003, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 2,475,238 Shares, or 16.5% of the Shares deemed issued and outstanding as of that date.

Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is Stephen Feinberg, whose business address is 450 Park Avenue, 28th Floor, New York, New York 10022. Mr. Feinberg serves as (i) the managing member of Cerberus Associates, L.L.C., which is the general partner of Cerberus Partners, L.P., a Delaware limited partnership
("Cerberus"),  which is the  managing  member of  Cerberus  CH LLC,  a  Delaware limited liability company ("Cerberus CH") and (ii) through one or more intermediate entities, the investment manager for each of Cerberus Series Two Holdings, LLC, a Delaware limited liability company ("Cerberus Series Two"), Cerberus America Series One Holdings, LLC, a Delaware limited liability company ("Cerberus America"), Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), and various other private investment funds (the "Funds"). Cerberus, Cerberus CH, Cerberus Series Two, Cerberus America, International and the Funds are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Feinberg also provides investment management and other services for various other third parties.

          Mr. Feinberg has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Pursuant to a Securities Purchase Agreement, dated as of September 6, 2002, by and among the Company, Cerberus CH and certain other parties thereto (the "Purchase Agreement"), on September 10, 2002, Cerberus CH purchased 16,750 shares of Series C Convertible Preferred Stock, par value $0.01 per share (the "Preferred Shares"), of the Company, at a purchase price of $1,000 per share. Subject to certain restrictions, the Preferred Shares are convertible at any time on or after the date of issuance thereof into Shares. The conversion price of the Preferred Shares is $10.50 per share, subject to certain conversion price adjustments.

          All funds used to purchase or acquire the securities of the Company by Cerberus, Cerberus CH, Cerberus Series Two, Cerberus America, International and the Funds came directly from the assets of Cerberus, Cerberus CH, Cerberus Series Two, Cerberus America, International and the Funds, respectively. See
Item 5 of this Schedule 13D Amendment No. 1 for further information.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon the Company's Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 filed on April 16, 2003, as of April 7, 2003 there were 13,403,650 Shares issued and outstanding. As of May 14, 2003,

Cerberus CH is the holder of 16,750 Preferred Shares, Cerberus is the holder of 132,000 Shares, International is the holder of 366,000 Shares, Cerberus Series Two is the holder of 170,000 Shares, Cerberus America is the holder of 35,000 Shares and the Funds hold in the aggregate 177,000 Shares. Subject to certain restrictions, the Preferred Shares are convertible at any time on or after the date of issuance of such shares into Shares. The conversion price of the Preferred Shares is $10.50 per share, subject to certain conversion price adjustments. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities held by Cerberus CH, Cerberus, International, Cerberus Series Two, Cerberus America and the Funds. Thus, as of May 14, 2003, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 2,475,238 Shares, or 16.5% of the Shares deemed issued and outstanding as of that date.

          The following table details the transactions during the sixty days prior to May 14, 2003 in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Feinberg or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which were effected in an ordinary brokerage transaction):


                                   I. Cerberus
                                   -----------

                                   (Purchases)

              Date                   Quantity                  Price
              ----                   --------                  -----

          May 14, 2003                30,000                  $10.17
          May 14, 2003                 7,000                  $10.18
          May 14, 2003                95,000                  $10.25

                                     (Sales)

                                      NONE


                                II. International
                                -----------------

                                   (Purchases)

              Date                   Quantity                  Price
              ----                   --------                  -----

          May 14, 2003                82,000                  $10.17
          May 14, 2003                21,000                  $10.18
          May 14, 2003               263,000                  $10.25

                                     (Sales)

                                      NONE

                            III. Cerberus Series Two
                            ------------------------

                                   (Purchases)

              Date                   Quantity                  Price
              ----                   --------                  -----

          May 14, 2003                40,000                  $10.17
          May 14, 2003                10,000                  $10.18
          May 14, 2003               120,000                  $10.25

                                     (Sales)

                                      NONE


                              IV. Cerberus America
                              --------------------

                                   (Purchases)

              Date                   Quantity                  Price
              ----                   --------                  -----

          May 14, 2003                 8,000                  $10.17
          May 14, 2003                 2,000                  $10.18
          May 14, 2003                25,000                  $10.25

                                     (Sales)

                                      NONE


                                  V. The Funds
                                  ------------

                                   (Purchases)

              Date                   Quantity                  Price
              ----                   --------                  -----

          May 14, 2003                40,000                  $10.17
          May 14, 2003                10,000                  $10.18
          May 14, 2003               127,000                  $10.25

                                     (Sales)

                                      NONE

                                    Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        May 16, 2003


                                        /s/ Stephen Feinberg
                                        ----------------------------------------
                                        Stephen Feinberg, on behalf of  Cerberus
                                        Associates, L.L.C., the  general partner
                                        of Cerberus Partners, L.P., the managing
                                        member of Cerberus CH LLC,  and Cerberus
                                        Series  Two   Holdings,  LLC,   Cerberus
                                        America   Series  One    Holdings,  LLC,
                                        Cerberus  International,  Ltd.  and  the
                                        Funds


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).